9940 Santa Monica, #620, Beverly Hills, CA 90210 | O 310-275-9933 | F 310-285-9955

October 2, 2013

Via Email

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	POW! Entertainment, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 29, 2013
Form 10-Q for the Quarter Ended June 30, 2013
File August 14, 2013
File No. 000-52414

Dear Ms. Cvrkel:

We are responding to your letter dated September 17, 2013 (the “Comment Letter”) regarding the above-referenced filings.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. The page numbers in the responses refer to pages in the above-referenced filings.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion & Analysis

Liquidity and Capital Resources, page 14

  In December 2011, Stan Lee, Gill Champion and Arthur Lieberman agreed with the Company to limit the amount of deferred compensation which could be paid to them in any year. Messrs. Lee and Lieberman agreed to limit deferred compensation payments to $100,000 per annum, respectively. Mr. Champion agreed to no longer defer $100,000 of his salary. Each agreement also stipulated that there would be no increase in deferred compensation payments in the event of the death of the executives. Accordingly, we determined that current liabilities should be limited to the amount of deferred compensation payable for each year with the balance of the deferred compensation treated as long-term liabilities. The agreements with Messrs. Lee, Champion and Lieberman were filed on March 23, 2012 as Exhibits 10.16, 10.18 and 10.19, respectively, to the Form 10-K for the Year Ended December 31, 2011.

Critical Accounting Policies and Estimates, page 15

  In future filings we will expand the disclosure contained in our critical accounting policies and estimates section to indicate why the estimates could fluctuate. However, the Company operates primarily as a creator of intellectual properties. Consequently, our operations rarely fluctuate from one period to another

Audited Financial Statements

Balance Sheet, page 18

  The Company’s “Marketable Securities” consist solely of available-for-sale securities. The Company has not held, and does not intend to hold, securities to maturity. It also does not classify any securities as “trading” securities. Essentially, the Company invests funds in excess of its then current operating needs in “money-market funds” so as to obtain higher yields than those available to it were it to deposit those funds in a bank. It then liquidates those securities when it needs to fund its operations. Consequently, we believe no amendments to our current filings are necessary. Nevertheless, we will reflect on future balance sheets, including our upcoming Form 10-Q, “Marketable securities” consisting solely as “available-for-sale” marketable securities.

Notes to the Financial Statements

Note 8. Warrants and Options for Non-Employees, page 27

  The Company uses the Black-Scholes option pricing model (“Black-Scholes”) to determine the fair value of the derivative securities. During 2011, the Company’s stock fluctuated widely from a low of $0.07 to a high of $0.35. When Black-Scholes factors in the resultant volatility it causes a corresponding change in the derivative liability and a gain for the year ended December 31, 2011. In contrast, during 2012, the Company stock fluctuated narrowly from a low of $0.03 to a high of $0.15. Again when Black-Scholes factors in the resultant lower volatility of the stock price during 2012 it causes a corresponding change in the derivative liability and a loss for the year December 31, 2012. In a similar manner, the duration of the option covered by the disclosure changed from one year to five years, causing Black-Scholes to generate an amount reflecting the effect of volatility over a longer period. We understand the potential benefit to the reader to finding the assumptions for both years in the same Note and therefore are prepared to present those assumptions in future filings. We believe a presentation such as set forth below would show the assumptions:

	Year ended December 31,
	2012	2011
Risk-free interest rate	0.72%	0.36%
Expected life	5 years	1 year
Expected Volatility	192%	180%
Dividend yield	0%	0%

Since the assumptions for December 31, 2011 were set forth in Note 8 to the Form 10-K for the year ended December 31, 2011, we do not believe that the financial statements for year ended December 31, 2012 are misleading because we omitted those assumptions in the Form 10-K for the year ended December 31, 2012.

Item 9A Controls and Procedures, page 29

  We have evaluated our internal controls and procedures and have concluded that the internal controls and procedures were not adequate due to the inherent size and revenue limitations of the Company. Our low revenues and size limitations make it cost prohibitive to hire and maintain adequate segregation of duties with respect to financial reporting and internal controls. We have put in place various checks and balances to mitigate certain concerns about safeguarding the Company’s assets. However, those procedures have limitations in that the Company is controlled by a small number of executives, who have authority over the decision process. Nevertheless, we believe that the inherent size limitations also provide a level of deterrence since executives and employees are is such close proximity to each other. On September 30, 2013, The Company filed an amendment on October 1, 2013 to the Form 10-K for the year ended December 31, 2012 filed on March 29, 2013 to disclose the reasons for the determination that disclosure controls and procedures were not effective.

  The Company filed an amendment to the Form 10-K for the year ended December 31, 2012 filed on October 1 , 2013 solely to revise Item 9A to address Item 308 of Regulation S-K. The amendment also included updated Exhibits 31.1 and 31.2 to reflect management’s annual report on internal controls and procedures.

Form 10-Q for the Quarter Ended June 30, 2013

  At June 30, 2013 and at the filing date of the Form 10-Q on August 14, 2013, while we believe that assets of SL Power Concerts were not valuable, we were unable to determine the amount, if any, of write-off related to the receivable from the other partner. Although the partner is a significant shareholder in a defense contracting firm, we cannot be certain of the partner’s directly owned assets or its liquidity, but the partner has indicated to us in various communications that it was committed to paying the receivable. Thus, we determined that the amounts due from our partner was collectible at June 30, 2013 and at the filing date of the Form 10-Q on August 14, 2013. The amount that was written off was based on our assessment that our investment in SL Power Concerts would not be recoverable by us. Currently, we still consider the amounts owed to us by the other partner as collectible.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission for taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Sincerely,
/s/ Bick Le
Chief Financial Officer